Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer
Jet Metal Corp. (the “Corporation” or “Jet Metal”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
September 17, 2013
Item 3.	News Release
A press release announcing the material change referred to in this report was issued through Marketwire on September 23, 2013, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

Crosshair announced that it changed its name to Jet Metal Corp. and completed a consolidation of the Company’s common shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary Phone: (604) 681-8030 ext. 238 Fax: (604) 681-8039

Item 9.	Date of Report
September 23, 2013

NEWS RELEASE

Crosshair Announces Completion of Consolidation
and Name Change to Jet Metal Corp.

September 23, 2013	(TSX: JET) (OTCQB: CRHRD)

Crosshair Energy Corporation (TSX: CXX) (OTCQB: CRHRD) (the “Company”) is pleased to announce that its name has changed to Jet Metal Corp.  It is anticipated that the Company’s common shares will commence trading on the Toronto Stock Exchange under the new name and ticker symbol (JET) on September 23, 2013, and on OTCQB under the new name and a new ticker symbol, which has not yet been assigned, on or about October 18, 2013.  The Company’s new website address is www.jetmetalcorp.com.

The Company also announces the completion of a consolidation of the Company’s common shares (“Common Shares”).  At the Annual General and Special Meeting of shareholders held on August 29, 2013 (the “Meeting”), shareholders of the Company approved a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares.  The Company will not issue any fractional Common Shares as a result of the consolidation.  Instead, all fractional shares will be rounded down and cancelled.  The consolidation was made effective under British Columbia corporate law on September 17, 2013 and the Common Shares will begin trading on a post-consolidated basis on the Toronto Stock Exchange on or about September 23, 2013 and on the OTCQB on or about September 24, 2013.  Letters of transmittal have been mailed to shareholders to use to exchange their pre-consolidation Crosshair Common Shares for post-consolidation Jet Metal Common Shares. A copy of the letter of transmittal will be filed on the Company’s SEDAR profile at www.sedar.com.

About Jet Metal Corp.

The Company is active in the exploration and development of uranium and vanadium projects in North America. Its CMB Uranium/Vanadium Project, located in Labrador, Canada, has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Jet Metal team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

ON BEHALF OF THE BOARD

"Jim Crawford"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the exploration potential of the Company's properties, the proposed date on which the common shares of the Company will begin trading on a consolidated basis, and the date on which the name change of the Company will be reflected by the Toronto Stock Exchange and the OTCQB. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.